Filed by Isos Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Isos Acquisition Corporation

File No.: 333-258080

Brett Parker on Public Live, 8/24/2021

Speaker 1:

Welcome to Public Live, your realtime resource for educational information about market trends, economic news, and publicly-traded companies. Public Live is designed to broaden your knowledge as an investor. These sessions are not direct investment advice, so listen in, but always do your own research. See public.com/disclosures for more information. With that, let's get things started. Take it away, hosts.

Dion Rabouin, Public Live:

Hey, welcome in to another very exciting session of Public Live. We've got another fantastic one for you. This one, we're always talking about futuristic investment, we're talking EVs, we're talking all new futuristic technology, AI, the cloud. Today, we're talking bowling. I've got a very exciting guest, who is going to talk bowling with us. We've got Brett Parker. He is the president and CFO of Bowlero. Brett, thanks for being with us on Public Live.

Brett Parker, CFO and President of Bowlero:

Thanks for having me. Pleasure to be here.

Dion Rabouin, Public Live:

Thank you. No. Thank you so much for being with us. Look, I say a lot of times we talk about these futuristic, buzzy terms, but I think you all at Bowlero don't really see yourselves as mom and dad's bowling alley. You recently announced a SPAC, where your company will become public, valued at 2.6 billion dollars. Normally, people don't think of bowling, SPAC, 2.6 billion dollar valuations going together. Talk to me about why Bowlero is able to pull this off, and what the company is.

Brett Parker, CFO and President of Bowlero:

Sure. Well, you're right. People don't talk about that on a normal basis. That's because there's no other player of scale that could do something like this. I think what's different for us, from the rest of the SPAC universe, and the futuristic companies that you're talking about, is that we have a 25 year history of operating this business, doing so, and consistently growing it, generating positive EBITDA, and I mean, a lot of it. So, we're projecting for calendar year '22, 275 million dollars worth of EBITDA. So, the business is massively profitable. It has a lot of growth vectors to it. In the core business, we have, really, three legs to the stool.

Brett Parker, CFO and President of Bowlero:

One is acquisitions. So, we are the largest player in the space, by a factor of about 8X, which is the big reason why we're the only company in this space that could pull something like this off, but that only represents about eight percent of the market. There's something like 3,500 mom and pop bowling centers out there. So, the roll-up play is extremely ripe for us to grow through acquisition. In fact, in the last two months or so, we've acquired 22 additional locations. We're running pretty hot and heavy on that. We have the ability to build new. So, we've built a fair amount of new centers. Of late, we've opened a handful of new ones, actually, during the pandemic, that all did exceptionally well, or are doing exceptionally well. We have two more under construction now, one in Tyson's Corner, Virginia and one in Oxnard, California, that both should open this Fall.

Brett Parker, CFO and President of Bowlero:

So, we have the build piece, and then convert. So, we're able to take this fertile field that we have of real estate that's under our control, being our existing universe of bowling centers, and take them from the traditional ... You were talking about mom and dad's bowling alley. Bringing them to the upscale Bowlero concept. We've got over 300 centers now. We've got about 180 that remain traditional. So, those are all ripe conversion candidates. The historical returns on conversions are extremely high. 37% or something.

Dion Rabouin, Public Live:

When you talk conversions, you're saying converting it from that typical beers and buds, or shoes and suds, to an upscale location where you guys are offering all these different things that Bowlero is known for. Is that correct?

Brett Parker, CFO and President of Bowlero:

Yeah. I mean, look, the core offering is still the same. I mean, we sell a lot of beer, no matter what brand flag is there. Bowling, as a core activity, is really fun. It's a bedrock part of America. It's the number one participatory sport in America. 70 million people a year bowl. What we've done is when you take it upscale, you change the wrapper. So, you take it from cold food and warm beer, and a smelly, smoke-filled environment, and you turn it into a place that's much more in keeping with where folks want to go, other entertainment offerings that they have, other dining-type offerings that they have, and you serve them quality product, quality service, wrapped up in a design atmosphere that encapsulates fun. It's really of, by, and for millennial brand, the Bowlero brand.

Dion Rabouin, Public Live:

Mm-hmm (affirmative).

Brett Parker, CFO and President of Bowlero:

So, it's kitschy and fun. We're able to attract a much broader audience with that.

Dion Rabouin, Public Live:

Right. Right. That brings me to my next question, because you talked about the profit. You talked about the EBITDA, the revenue that you guys are pulling in. That's unusual in a SPAC. Why go that route? Why not come forward and go public through a traditional IPO, bring in the bankers, go through that way, if you guys have the numbers and the revenue? Because I think that's something that's got a lot of folks scratching their heads.

Brett Parker, CFO and President of Bowlero:

Yeah. That's a great question. The answer is it's totally opportunistic. So, we're not doing it because we have to. We don't have to really do either, because it's not like we need the cash to operate the business. So, when we thought, here's an opportunity in the market to potentially become public, in a way that is faster, in a way that allows us to put out projections ... Because we thought it would be helpful, certainly, coming out of COVID, to be able to project what the business would do on the far side of that versus just showing historicals. Also, we were keen to find a partner that could really bring something to the table.

Brett Parker, CFO and President of Bowlero:

There were any number of offers out there for us from traditional financial sponsor-type SPACs, but what's really unique about ISOS, and why we chose them, is that it's run by George Barrios and Michelle Wilson, who are the former co-presidents of the WWE. So, they really understand media, and technology, and global engagement. In 2019, we had bought the PBA, the Professional Bowlers Association. So, we have this massive opportunity to increase engagement with our brands, and with the sport, and that comes through 70 hours a year of original programming, with re-airs. It's something like 10 X that. So, this huge amount of exposure that is not inside of our core competence, in terms of how to maximize the value of that. So, George and Michelle bring a unique experience of having grown WWE from this arcane thing to a massively profitable and valuable enterprise. We said, "Okay. There's something here. Yes, there's some incremental dilution that comes with using a SPAC versus a traditional IPO, but this is a partnership that can more than justify doing that."

Dion Rabouin, Public Live:

Yeah. I think it's super interesting, that partnership, because Bowlero is an owner of the PBA, the Professional Bowlers Association, and you're bringing ... You're literally merging PBA and the WWE. Right? That was fascinating to me.

Brett Parker, CFO and President of Bowlero:

To an extent, yeah. I mean, they're not at the WWE anymore. So, we're not actually merging those two businesses.

Dion Rabouin, Public Live:

Right. Absolutely. Not an actual merger. Let me be clear.

Brett Parker, CFO and President of Bowlero:

Right. Just for clarity's sake. But yes, in terms of the brain trust, that's absolutely right.

Dion Rabouin, Public Live:

I mean, that's not something that, I think, people would normally think. You think bowling, you don't think WWE. As you guys had the PBA in-house, and as you all are looking to grow this company, why is that something that excited you, or that you thought would be a fit? Because just looking out at it, it's not something I would think would be a fit. You talked about all the opportunities and great management, but you just wouldn't think of those two things going together. At least I wouldn't.

Brett Parker, CFO and President of Bowlero:

Well, yeah. I mean, if you think about though, discretely, the WWE and the PBA, they're actually not that different, other than the PBA isn't a scripted outcome. Their audiences are fairly similar, in terms of demos. Professional bowling has always been built on some really big personalities. Being a stop-start sport with just the one person up there, you get the opportunity for some pretty boisterous celebrations and glamorous failures, as well. It plays together. The idea of this character-driven sport, where in order for people to care about the PBA, they really need to care about the bowlers. Building those character stories, and building that engagement, is very much akin to the strategy that the WWE employed to take The Rock, and John Cena, and people like that, and build those stories so that people really cared about the outcome, so they made sure to tune in to see what was going to happen.

Dion Rabouin, Public Live:

Yeah. That's a fascinating strategy. Now, let's talk about another strategy, and that's acquisition. You talked a little bit about it earlier. You recently acquired Bowl America

Brett Parker, CFO and President of Bowlero:

Mm-hmm (affirmative).

Dion Rabouin, Public Live:

I think that's within the past week.

Brett Parker, CFO and President of Bowlero:

Yep.

Dion Rabouin, Public Live:

You talked about you were already 8X the size of your closest competitor, meaning eight times bigger. What's the plan? Because you talked about there's another, a larger addressable market of ... I think it's about 3,000 other independent mom and pop shops. Is it just every bowling alley in America is a Bowlero bowling alley, or what's your strategy? Is it regional? How do you look at that?

Brett Parker, CFO and President of Bowlero:

Yeah. So, I mean, it's certainly not 100% of those 3,500 are addressable, largely because many of them are just very small and are in small markets.

Dion Rabouin, Public Live:

Mm-hmm (affirmative).

Brett Parker, CFO and President of Bowlero:

But there's a significant percentage of those that are addressable, that we would look to roll up. That's really key to the strategy. I mean, when you just think about the magnitude of the numbers, if we're at, call it 320, and there's 3,500 out there, it only takes a very small percentage of those 3,500 to double or more the unit count. The growth path for us is great, and our pipeline right now of potential deals is the best it's ever been. Certainly, helped along by COVID, something of a silver lining there, where some of the weaker operators have gone out, or you have retirement-age owners who this just reminded them this is probably a good time to try to monetize their assets.

Dion Rabouin, Public Live:

Hm. That's very interesting. Another interesting thing, excuse me, is the way that you all have expanded. I think you talked about the different things that you all do, and we're definitely going to get into that, but I want to talk a little bit about this. Brick and mortar bowling allies are the anchor of your business. They're really at the heart of what you do. What do you say to folks who are saying, "Oh, brick and mortar's dead. Oh, you've got to be everything online," that centering your business around a brick and mortar, services-oriented company is a thing of the past. Right? Because that's something, certainly, that a lot of investors who are looking out at the market would say.

Brett Parker, CFO and President of Bowlero:

Well, I think they would say that for certain segments of the market. So, a lot of people would say that for retail. This week, you read an announcement that Amazon is going to start opening department stores, which is, maybe, peak irony, and maybe, just demonstrates the fact that there is, in fact, a place for this sort of thing, even in retail land. But our experience is very different. Right? We're not offering a product that you can buy online. We're not offering an experience that can be replicated online. What we're offering is you and your friends, you and your family, you and your coworkers, actually coming together in a physical space, and the sole purpose is to have fun and engage with each other. That's not something that's Amazon-able. It's not something that's age-specific. It's not something that's gender-specific. You don't have to be good at it to have fun. It's a very leveling experience, which is why, I think, it's always been very attractive to the corporate event market. It's just not something that's subject to digitization.

Brett Parker, CFO and President of Bowlero:

In fact, the general trend out of brick and mortar retail is part of why the opportunity set for us is so good, from a growth perspective, because there's a lot of big boxes out there that landlords are trying to figure out how to repurpose to keep their developments relevant. We're precisely the kind of tenant that they want to bring in, because they believe that we're going to be able to deliver traffic in the longterm.

Dion Rabouin, Public Live:

Hm. That's very interesting. Yeah. It seems like you guys could be on the forefront. Everybody thinks about Amazon packaging centers and things like that. But a bowling alley, are you looking at or targeting malls and spaces like that, or what are the spaces you're looking for?

Brett Parker, CFO and President of Bowlero:

Yeah. Most of the new build stuff that we've done has been in either enclosed malls, or lifestyle centers, or large strip centers, or that sort of thing. We like second gen space. We'll take the used-to-be-a-furniture-store, and now it's a bowling center. We'll take the excess theater space, and now it's a bowling center. We'll take any big box retailer. Right? There's a lot of opportunity for landlords, as they get spaces back and think about repurposing them. That's where we can get really economically advantageous deals.

Dion Rabouin, Public Live:

Very interesting. We talked a little about the Bowl America acquisition, and you said you guys are growing like crazy. The SPAC is supposed to settle, if I'm correct, around October, and that's when you guys will officially be public as Bowlero. Is that correct?

Brett Parker, CFO and President of Bowlero:

That's the plan. Yes.

Dion Rabouin, Public Live:

Yeah. So, before that, can you say, I mean, should investors here on Public, or out there in the world, be expecting the announcement of more acquisitions before that?

Brett Parker, CFO and President of Bowlero:

I can't get into what we would announce, but like I said, the pipeline of deals remains very strong. We continue to do deals on an ongoing basis, both getting acquisitions closed and opening new. I think the thing that's really exciting about the other side of the stock beginning to trade is that we then have the public currency. You asked me earlier why we chose SPAC versus IPO.

Dion Rabouin, Public Live:

Mm-hmm (affirmative).

Brett Parker, CFO and President of Bowlero:

But why we like the idea of getting public, a large part of that is that we have the ability to do larger M&A deals and to use our stock as a currency to fund those transactions. So, we have a history of doing large M&A. I mean, we were a six-center chain when we bought AMF, and went from six to 272 overnight. Then 14 months later, we bought 85 centers from Brunswick Corporation. Now we've bought Bowl America. So, I mean, we've done these deals and produced a huge amount of value. To the extent that we can go out, and it doesn't have to be just in bowling, but in leisure broadly, and be acquisitive, there's a real opportunity for us to jump in and create value. Having access to the public markets to finance it makes the whole thing a lot simpler.

Dion Rabouin, Public Live:

Brett, I want to thank you again for being with us here on Public Live. The last question I want to ask you is just about your digital gaming efforts. I had the chance to speak with your chief strategy officer before I jumped on with you today. He talks about a lot of the way that you guys are diversifying the company, that you don't really think of yourselves as a bowling company. You think of yourselves more as an entertainment company. He also tells me you wake up earlier than anyone else in the world. So, that's an interesting thing there. Talk to me about these digital gaming efforts, Esports. I think I watched an interview with you where you said you're even going to let bowlers bet on something within their own games, maybe bet on whether they both strike, whether a friend bowls a gutter ball. Talk to me about the evolution in that space.

Brett Parker, CFO and President of Bowlero:

Yeah. So, very interesting. We are certainly looking to diversify into those other channels. They have two impacts, really. One is incremental revenue generation through the channel itself, but two, and at least for now, the much larger value creator, is increasing engagement with a broader audience to drive more people into the centers. So, the skills game, for example, there's a freemium and a premium version. In the premium version, people pay into prize funds, play digital tournaments, and they can win real money. They also can win non-cash prizes. In the freemium version, it's non-cash prizes only. The non-cash prizes are essentially coupons that can be brought into the Bowlero centers.

Dion Rabouin, Public Live:

They're doing this not at Bowlero, they're playing these games at home on their phone. Is that correct?

Brett Parker, CFO and President of Bowlero:

Correct. Yeah.

Dion Rabouin, Public Live:

Okay.

Brett Parker, CFO and President of Bowlero:

So, that's an app-based game. You're playing it on your phone, but you're winning a digital prize that is a free game of bowling at a Bowlero center.

Dion Rabouin, Public Live:

Got you.

Brett Parker, CFO and President of Bowlero:

So, the idea is to drive traffic and to get people into the centers by doing that.

Dion Rabouin, Public Live:

Getting that flywheel going.

Brett Parker, CFO and President of Bowlero:

Exactly. Very similarly, we recently cut a deal with Playstudios, which is another company that's recently come public, with much success, and we're in their redemption store, as well. If people aren't familiar, they aggregate loyalty programs and have a digital store where you can go in and select your rewards, like you would in the Amex store, or whatever.

Dion Rabouin, Public Live:

Yeah.

Brett Parker, CFO and President of Bowlero:

We've joined with that. That has only been a handful of weeks, and we've already seen 8,500 people redeem for Bowlero prizes.

Dion Rabouin, Public Live:

Wow. Okay.

Brett Parker, CFO and President of Bowlero:

So, again, that flywheel, I think, will really get going. On the digital gaming side, in the centers, that's already in play now in its beta phase, where we're running these disaggregated, all-digital bowling tournaments. So, that's in partnership with a company called LaneTalk. We're running a competition called the Global Showdown, the PBA Global Showdown, which begins September 20th.

Dion Rabouin, Public Live:

PBA Global Showdown.

Brett Parker, CFO and President of Bowlero:

Yeah. In that, it's no cost to enter. People can come into the centers, download the LaneTalk app, join the tournament, and play for the chance to win up to ... Well, it's a $50,000 prize fund.

Dion Rabouin, Public Live:

Okay. Okay.

Brett Parker, CFO and President of Bowlero:

So, all they need to do is pay for their bowling, they're entered, and they can look to win. We did this once before, and we saw dramatic increases in terms of customer frequency and duration when we did that, because every game you bowl is a chance to increase your score.

Dion Rabouin, Public Live:

I got you.

Brett Parker, CFO and President of Bowlero:

So, that stuff's been great.

Dion Rabouin, Public Live:

So, you guys are definitely differentiating. We've got to jump now, Brett, but I just want to say thank you so much for talking to us about the company, and about what you guys are doing. Brett Parker, president and CFO of Bowlero. Thanks for being with us.

Brett Parker, CFO and President of Bowlero:

Thank you. Take care.

***

About Bowlero Corp

Bowlero Corp is the worldwide leader in bowling entertainment, media and events. With more than 300 bowling centers across North America, Bowlero Corp serves over 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp, please visit BowleroCorp.com.

About Isos Acquisition Corporation

Isos Acquisition Corporation (NYSE: ISOS.U) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Co-Chief Executive Officers George Barrios and Michelle Wilson. For more information on Isos Acquisition Corporation, please visit www.isosacquisitioncorp.com.

Important Information and Where to Find It

This communication relates to a proposed transaction between Isos and Bowlero. Isos has filed a registration statement on Form S-4, which includes a preliminary proxy statement for the solicitation of Isos shareholder approval and a prospectus for the offer and sale of Isos securities in the transaction. Isos will file a definitive proxy statement/prospectus, and will file other relevant documents with the Securities and Exchange Commission (“SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Bowlero. The definitive proxy statement/prospectus will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF ISOS AND BOWLERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS INCLUDED THEREIN, AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents containing important information about Isos and Bowlero as and when such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Isos in the Investor Relations section of Isos’ website at www.isosacquisitioncorp.com/investor-relations.

Participants in the Solicitation

Isos, Bowlero and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Isos’ shareholders in connection with the proposed transaction. Investors and securityholders may obtain more detailed information regarding the names and interests in the proposed transaction of Isos’ directors and officers in Isos’ filings with the SEC, including Isos’ preliminary proxy statement/prospectus filed with the SEC on Form S-4 and Isos’ prospectus in connection with its initial public offering, which was filed with the SEC on Form S-1. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Isos’ shareholders in connection with the proposed business combination is set forth in the preliminary proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Isos’ and Bowlero’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Isos’ and Bowlero’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Isos’ and Bowlero’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the approvals, timing, and ability to complete the proposed business combination; (2) the benefits of the proposed business combination, including future financial and operating results of the combined company; (3) the impact of COVID-19 or other adverse public health developments; (4) costs related to the proposed business combination; (5) changes in applicable laws or regulations; (6) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties that set forth in the preliminary proxy statement/prospectus filed on Form S-4 with the SEC and as indicated from time to time in Isos’ filings with the SEC. Forward looking statements speak only as of the date they are made. Except as required by law, neither Isos nor Bowlero has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.